SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000

FAX: (213) 687-5600

www.skadden.com

May 4, 2009

VIA EDGAR AND FACSIMILE

Ms. Kristi Marrone
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Centro NP LLC
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
File No. 001-12244

Dear Ms. Marrone:

On behalf of Centro NP LLC (the “Company”), this letter responds to comments on the above-referenced Forms 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) in its letter dated March 11, 2009.  Set forth below are our responses to the Staff’s comments.  The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-Q for the quarters ended March 31, June 30 and September 30, 2008

Exhibit 32

1.              As previously requested, please amend your Form 10-Q for the quarters ended March 31, June 30 and September 30, 2008 to furnish the certifications required by Section 906 of the Sarbanes-Oxley Act of 2002.  Please note that all issuers filing reports under Section 15(d) of the Exchange Act on a voluntary basis must comply with Rule 15d-14.  Refer to Question 181.01 of the Compliance and Disclosure Interpretations available on the SEC’s website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm and Item 601(b)(32) of Regulation S-K.

RESPONSE: Pursuant to your request, the Company has filed amendments to the Form 10-Q for the quarters ended March 31, June 30 and September 30, 2008 that include the entire filings together with the certifications of the Company’s current CEO and CFO as required by Item 601(b)(32) of Regulation S-K.

Furthermore, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

I am happy to discuss any questions or comments that you may have regarding this letter.  I can be reached at (213) 687-5379, and my facsimile number is (213) 621-5379.

Very truly yours,

/s/ Rick Madden

Rick Madden, Esq.

cc:           Daniel L. Gordon, Branch Chief

Michael Carroll

Steven Siegel

Tiffanie Fisher

Steve Splain